UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry No. 0593

Santiago, July 24, 2008

Messers.
Securities and Insurance Commission
Attn.: Guillermo Larraín Ríos
Chairman
Av. Libertador Bernardo O’Higgins 1449
Santiago
CHILE

Dear Mr. Larraín:

As set forth in the Section II paragraph 2.3.C of General Character Rule No. 30 issued by our Commission, on behalf of Mr. Felipe Ibañez Scott, chairman and president of the Board, I inform you that Mr. Hans Eben Oyanedel has submitted his definitive irrevocable resignation to his membership to the Board of Directors of Distribución y Servicio S.A. (“D&S”).

D&S would like to stress its firm expression of gratitude to Mr. Hans Eben Oyanedel on grounds of his commitment and professionalism exhibited along his tenure as member of the Board and deputy chairman of D&S.

Kindest regards,

Gonzalo Smith Ferrer
Secretary to the Board
Distribución y Servicio D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: July 25, 2008